

Mail Stop 3561

March 23, 2016

Richard A. Montoni
Chief Executive Officer
MAXIMUS, Inc.
1891 Metro Center
Reston, VA 20190

>   **Re: MAXIMUS, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2015**
>   **Filed November 16, 2015**
>   **File No. 1-12997**

Dear Mr. Montoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Consolidated Financial Results

1. Please provide greater transparency of the underlying reasons for your organic growth in revenues and profitability on a consolidated and segment basis for each year presented. Specifically describe in this discussion the drivers of your organic revenue growth (i.e. sales to new customers, increased sales to existing customers, new service and product offerings, and/or pricing).

2. We note that cost of sales is material to your results and varies between periods as a percentage of revenues but you do not provide a direct discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis of these costs on a consolidated and segment basis for each year presented in addition to your current disclosure that is in the context of gross profit margin. In doing

so, please disclose the material components of which these costs consist. Your disclosure should quantify and analyze the impact of each significant component of cost of sales that caused this line item to materially vary between comparative periods, with explanation of the associated underlying reasons. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of sales.

3. Please revise your disclosure to provide a comparative discussion and analysis of selling, general and administrative expenses on a consolidated and segment basis for each year presented. Your disclosure should quantify and analyze the impact of each significant component of selling, general and administrative expenses that caused this line item to materially vary between comparative periods, with explanation of the associated underlying reasons.

Critical Accounting Policies and Estimates, page 33

4. We note your disclosure that changes in cost estimates related to cost-plus pricing arrangements may result in significant changes to revenues. Please revise your disclosure in future filings to discuss how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future, and provide an analysis of the sensitivity of the cost estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect. Further, please provide similar disclosure with respect to performance-based volume estimates to the extent changes in volume estimates are material. Please refer to the Commission Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Non-GAAP and other measures, page 35

5. In future filings please describe in greater detail why management believes that the presentation of non-GAAP measures (including free cash flow, adjusted diluted earnings per share, EBITA, Adjusted EBITDA) provides useful information to investors regarding your financial position and results of operations. Please refer to paragraph (1)(i)(C) of item 10(e) of Regulation S-K. Please note that this comment also applies to filings on Form 10-Q and Form 8-K that contain disclosure of non-GAAP financial measures.

Item 8. Financial Statements and Supplementary Data

6. Debt, page 58

6. We note your credit agreement requires you to comply with certain financial covenants and other covenants including a maximum total leverage ratio and a minimum fixed charge coverage ratio. Please tell us whether the credit agreement covenants and/or other provisions of the agreement restrict or limit your ability to pay dividends, and your

consideration of providing the disclosures required by Rule 4-08(e)(1) and (2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy at (202) 551-3832 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products